Exhibit 99.9

FILED BY SEDAR

July 23, 2007

Northern Orion Resources Inc.

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Securities Commission

The Manitoba Securities Commission

Autorité des marchés financiers

Office of the Administrator, New Brunswick

Nova Scotia Securities Commission

Securities Commission of Newfoundland and Labrador

Registrar of Securities, Prince Edward Island

Yukon Registrar of Securities

Northwest Territories Registrar of Securities

Nunavut Registrar of Securities

Dear Sirs/Mesdames:

Re:          Northern Orion Resources Inc.

(the “Company”)

This letter is being filed as the consent of Renato Petter, Technical Services Manager of the Company to being named in the notice and information circular dated July 20, 2007 (the “Circular”) of the Company and to the inclusion of reference to the following report (the “Report”) and extracts from or a summary of the Report in the written disclosure contained in the Circular by way of incorporation by reference of the Annual Information Form of Yamana Gold Inc. for the year ended December 31, 2006 (the “AIF”) as well as the estimate of mineral reserves for the Sao Francisco Mine (the “Estimate”):

“Mineral Resource and Reserve estimate update for Canavieiras, Serra do Corrego, Morro do Vento e Joao Belo, Jacobina Mine.”

I hereby confirm that I have read the written disclosure of the Report and the Estimate and extracts from or a summary of the Report and the Estimate contained in the Circular by way of incorporation by reference of the AIF and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the Report or the Estimate or, within my knowledge, as a result of the services performed by me in connection with the Report or the Estimate.

Sincerely,

“Renato Petter”

Renato Petter, Technical Services Manager

Yamana Gold Inc.